PROSPECTUS SUPPLEMENT NO. 1 (to prospectus dated May 2, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No.333-269150

Lanvin Group Holdings Limited

Primary Offering of

31,979,969 Ordinary Shares Underlying Warrants

15,000,000 Ordinary Shares Underlying Convertible Preference Share

Secondary Offering of

153,735,526 Ordinary Shares

11,280,000 Warrants to Purchase Ordinary Shares

This prospectus supplement supplements the prospectus dated May 2, 2023 (as supplemented or amended from time to time, the “prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-269150). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained herein.

The prospectus and this prospectus supplement relate to the issuance by us of (i) up to 20,699,969 of our ordinary shares, par value $0.000001 per share (“Ordinary Shares”) that are issuable by us upon the exercise of 20,699,969 Public Warrants (as defined below) that were previously registered, (ii) up to 11,280,000 Ordinary Shares that are issuable by us upon the exercise of 11,280,000 Private Placement Warrants (as defined below) and (iii) up to 15,000,000 Ordinary Shares that are issuable by us upon the conversion of one Convertible Preference Share (as defined below) that was issued by us to Meritz Securities Co., Ltd (“Meritz”) in exchange for one FFG Collateral Share (as defined below) issued to Meritz by Fosun Fashion Group (Cayman) Limited (“FFG”) on a private placement basis at a price of $1.00 per share pursuant to Meritz’s subscription agreement..

The prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus (collectively, the “Selling Securityholders”) of (A) up to 153,735,526 Ordinary Shares, consisting of (i) up to 15,327,225 Ordinary Shares that were issued on a private placement basis at a price of $10.00 per share to the PIPE Investors (as defined below) in connection with our Business Combination (as defined below) pursuant to their subscription agreements (“PIPE Shares”), (ii) up to 4,500,000 Ordinary Shares that were issued to Aspex Master Fund (“Aspex”) pursuant to its forward purchase agreement, which are comprised of (a) 4,000,000 Ordinary Shares issued in exchange for the 4,000,000 Class A ordinary shares of Primavera Capital Acquisition Corporation (“PCAC”) that were issued to Aspex by PCAC on a private placement basis at a price of $10.00 per share (assuming no value is assigned to Private Placement Warrants originally issued to Aspex referred to in clause (B) below), and (b) 500,000 Ordinary Shares issued in exchange for the 500,000 Class B ordinary shares of PCAC, or founder shares, that were transferred to Aspex by Primavera Capital Acquisition LLC (the “Sponsor”) on a private placement basis for no consideration, (iii) up to 4,999,999 Ordinary Shares that were issued to Meritz in exchange for the 18,569,282 ordinary shares of FFG issued to Meritz by FFG on a private placement basis at a price of approximately $2.69 per share (or an effective price of $10.00 per share, as adjusted for the Exchange Ratio) pursuant to Meritz’s subscription agreement, (iv) up to 97,628,302 Ordinary Shares that were issued to certain other shareholders of FFG (“FFG Selling Securityholders”) in exchange for the 362,577,510 FFG ordinary shares issued to FFG Selling Securityholders by FFG on a private placement basis at a weighted average price of $1.41 per share (calculated based on the applicable exchange rate at the time of the investments, or an effective price of $5.24 per share, as adjusted for the Exchange Ratio) pursuant to their subscription agreements, (v) up to 5,000,000 Ordinary Shares that were issued to the Sponsor in exchange for the 5,000,000 Class B ordinary shares of PCAC issued to the Sponsor by PCAC at an effective price of $0.005 per share, as further described in the immediately following paragraph, (vi) up to 11,280,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants, and (vii) up to 15,000,000 Ordinary Shares issuable upon the conversion of one Convertible Preference Share and (B) up to 11,280,000 Warrants originally issued on a private placement basis, each exercisable for one Ordinary Share at an exercise price of $11.50 per share (“Private Placement Warrants”), which are comprised of (i) up to 1,000,000 Private Placement Warrants that were originally issued to Aspex pursuant to its forward purchase agreement and (ii) up to 10,280,000 Private Placement Warrants that were originally issued to the Sponsor at a price of $1.00 per warrant in connection with PCAC’s initial public offering.

Our Ordinary Shares and Warrants are listed on the New York Stock Exchange, or NYSE, under the trading symbols “LANV” and “LANV-WT,” respectively. On August 28, 2023, the closing prices for our Ordinary Shares and Warrants on the NYSE were $4.57 per share and $0.25 per warrant, respectively.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 30, 2023.

Lanvin Group Holdings Limited

Semi-Annual Report

As of and for the six months ended June 30, 2023

CERTAIN DEFINED TERMS

In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we,” “us,” “our,” “Lanvin Group,” “the Company” and “our Company” refer to Fosun Fashion Group (Cayman) Limited, or FFG, and its consolidated subsidiaries, prior to the consummation of the Business Combination (as defined below) and to Lanvin Group Holdings Limited, or LGHL, and its consolidated subsidiaries following the Business Combination, as the context requires. The term “PCAC” refers to Primavera Capital Acquisition Corporation prior to the consummation of the Business Combination.

INTRODUCTION

The interim condensed consolidated financial statements as of and for the six months ended June 30, 2023 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements as of December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022 (the “Annual Consolidated Financial Statements”), except as otherwise stated in Note 3 in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. dollar . All references in this report to “Euro,” “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. dollar,” “USD” and “$” refer to the currency of the United States of America (the “U.S.”).

Certain totals in the tables included in this Semi-Annual Report may not add up due to rounding.

This Semi-Annual Report is unaudited.

NOTE ON PRESENTATION

On March 23, 2022, we entered into the Business Combination Agreement (the “Business Combination Agreement”) by and among LGHL, PCAC, FFG, Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”), which was subsequently amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022. Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of LGHL, (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of LGHL, and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger (the “Business Combination”). For more information relating to the Business Combination, including a description of the transactions undertaken to complete the Business Combination, reference should be made to Note 1 — General information to the Annual Consolidated Financial Statements in the Annual Consolidated Financial Statements.

Following the completion of the Business Combination, on December 14, 2022, our ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “LANV” and “LANV-WT”, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies of regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future,” “outlook,” “project,” “will,” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this Semi-Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changes adversely affecting the business in which we are engaged;

•	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;

•	management of growth;

•	the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on our business;

•	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;

•	the ability and desire of consumers to shop;

•	our ability to successfully implement our business strategies and plans;

•	our ability to effectively manage our advertising and marketing expenses and achieve the desired impact;

•	our ability to accurately forecast consumer demand;

•	high levels of competition in the personal luxury products market;

•	disruptions to our distribution facilities or our distribution partners;

•	our ability to negotiate, maintain or renew our license agreements;

•	our ability to protect our intellectual property rights;

•	our ability to attract and retain qualified employees and preserve craftmanship skills;

•	our ability to develop and maintain effective internal controls;

•	general economic conditions;

•	the result of future financing efforts; and

•	other factors discussed elsewhere in this Semi-Annual Report.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Semi-Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and investors are cautioned not to unduly rely upon these statements.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Semi-Annual Report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Semi-Annual Report or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a global luxury fashion group with five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John and Caruso. Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories. Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure. Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951. St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962 and Caruso has been a premier menswear manufacturer in Europe since 1958. In addition to our current five portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with unparalleled access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. For the six months ended June 30, 2023 and 2022, we recorded revenues of €214.5 million and €201.7 million, respectively, net loss of €72.2 million and €68.7 million, respectively and Adjusted EBITDA of €(40.9) million and €(35.5) million, respectively.

We operate a combination of direct-to-consumer, or DTC, and wholesale channels worldwide through our extensive network of around 1,200 points of sale, including approximately 300 directly-operated retail stores (across our five portfolio brands) as of June 30, 2023. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 80 countries.

Key Factors Affecting Our Financial Condition and Results of Operations

Fluctuations in exchange rates

A significant portion of our operations are in international markets outside the Eurozone, where we record revenues and expenses in various currencies other than the Euro, mainly the Chinese Renminbi and U.S. dollar, as well as other currencies.

The table below shows the exchange rates of the main foreign currencies used to prepare the Semi-Annual Condensed Consolidated Financial Statements compared to the Euro.

	Exchange rate at June 30, 2022	1H2022 Average exchange rate	Exchange rate at June 30, 2023	1H2023 Average exchange rate
U.S. Dollar	1.0443	1.0925	1.0901	1.0809
Chinese Renminbi	7.0084	7.0809	7.8771	7.4848
Hong Kong Dollar	8.1950	8.5496	8.5435	8.4723
British Pound	0.8614	0.8415	0.8615	0.8763

The following table shows the sensitivity at the end of the reporting period to a reasonably possible change in the main foreign currencies against the Euro, with all other variables held constant, of our profit before tax due to differences arising on settlement or translation of monetary assets and liabilities and our equity excluding the impact of retained earnings due to the changes of exchange fluctuation reserve of certain overseas subsidiaries of which the functional currencies are currencies other than the Euro.

	As of June 30, 2023
	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%
U.S. Dollar	(8,092)	8,092
Chinese Renminbi	80	(80)
Hong Kong Dollar	49	(49)
British Pound	58	(58)

Total	(7,905)	7,905

Results of Operations

Six months ended June 30, 2023 compared with six months ended June 30, 2022

The following is a discussion of our results of operations for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

	For the six months ended June 30,
(Euro thousands, except percentages)	2023	Percentage of revenues	2022	Percentage of revenues
Revenues	214,537	100.0%	201,700	100.0%
Cost of sales	(89,083)	(41.5)%	(88,957)	(44.1)%

Gross profit	125,454	58.5%	112,743	55.9%
Marketing and selling expenses	(110,600)	(51.6)%	(106,810)	(53.0)%
General and administrative expenses	(76,544)	(35.7)%	(75,771)	(37.6)%
Other operating income and expenses	(7,960)	(3.7)%	8,378	4.2%

Loss from operations before non-underlying items	(69,650)	(32.5)%	(61,460)	(30.5)%
Non-underlying items	9,666	4.5%	570	0.3%

Operating Loss/Profit	(59,984)	(28.0)%	(60,890)	(30.2)%
Financial costs – net	(11,970)	(5.6)%	(8,080)	(4.0)%

Loss before taxes	(71,954)	(33.5)%	(68,970)	(34.2)%

Income tax (expenses) / benefits	(271)	(0.1)%	256	0.1%
(Loss)/Profit for the period	(72,225)	(33.7)%	(68,714)	(34.1)%
Non-IFRS Financial Measures(1):		%		%
Contribution profit	14,854	6.9%	5,933	2.9%

Adjusted EBIT	(67,679)	(31.5)%	(57,163)	(28.3)%

Adjusted EBITDA	(40,916)	(19.1)%	(35,519)	(17.6)%

(1)	See “– Non-IFRS Financial Measures.”

Revenues

We generate revenue primarily through our five brands: Lanvin, Wolford, St. John, Sergio Rossi and Caruso, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discounts. As such, the percentage contribution of these sales incentives, rebates and sales discount is zero.

Revenues for the six months ended June 30, 2023 amounted to €214.5 million, an increase of €12.8 million or 6.4%, compared to €201.7 million in the same period in 2022.

The following table sets forth a breakdown of revenues by portfolio brand for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	57,052	63,949	(6,897)	(10.8)%
Wolford	58,802	54,261	4,541	8.4%
St. John	46,663	41,924	4,739	11.3%
Sergio Rossi	33,019	26,969	6,050	22.4%
Caruso	19,926	14,919	5,007	33.6%
Other and holding companies	3,990	1,938	2,052	105.9%
Eliminations and unallocated	(4,915)	(2,260)	(2,655)	117.5%

Total	214,537	201,700	12,837	6.4%

The following table sets forth a breakdown of revenues by sales channel for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
DTC	121,041	115,191	5,850	5.1%
Wholesale	85,446	83,611	1,835	2.2%
Other(1)	8,050	2,898	5,152	177.8%

Total Revenues	214,537	201,700	12,837	6.4%

(1)	Royalties received from third parties and licensees, and clearance income.

The following table sets forth a breakdown of revenues by geographical area for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
EMEA(1)	103,905	98,674	5,231	5.3%
North America(2)	72,487	70,629	1,858	2.6%
Greater China(3)	26,063	22,888	3,175	13.9%
Other Asia (4)	12,082	9,509	2,573	27.1%

Total	214,537	201,700	12,837	6.4%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

By segment, the increase in revenues was driven by (i) an increase of €6.1 million (or 22.4%) in sales from Sergio Rossi segment, (ii) an increase of €5.0 million in sales (or 33.6%) from Caruso segment, (iii) an increase of €4.7 million (or 11.3%) from St. John segment and (iv) an increase of €4.5 million (or 8.4%) from Wolford segment. However, Lanvin segment showed lower results compared to the previous period as the brand focused on its creative transition and had comparatively fewer key product and marketing initiatives in the first half of 2023.

By sales channel

By sales channel, the increase in revenues was mainly related to an increase of €5.9 million (or 5.1%) in the DTC channel, an increase of €1.8 million (or 2.2%) in the wholesale channel, and an increase of €5.2 million (or 177.8%) in the other channel.

The increase in the DTC channel was driven by sales per square meter growth in our retail stores. In particular, our Wolford and St. John saw double digit growth in North America, as increased brand awareness and growing popularity of our ready-to-wear products propelled sales per square meter growth in our stores and e-commerce business.

Growth in our e-commerce business was also an important driver for our DTC channel. E-commerce revenues grew €1.1 million (or 4.3%) for the six months ended June 30, 2023 and was mainly driven by Sergio Rossi and St. John, whose e-commerce sales increased by 9.7% and 35.6%, respectively, compared to the same period in 2022.

Other channel growth was mainly driven by the increase of Lanvin’s royalty income and clearance income.

Wholesale revenues increase was mainly driven by the increase of Wolford, Sergio Rossi, and Caruso’s wholesale business and offset by the decrease of Lanvin and St. John’s wholesales business. The decrease of St. John’s wholesale business was mainly due to a large order in the first half of 2022 that did not recur in the first half of 2023. Caruso’s manufacturing business that books its revenues to B2B clients and wholesale customers exclusively, saw its business grow €5.0 million (or 33.6%) year-over-year, supported by the back-to-elegance trend and increasing orders from existing and new clients. Wolford’s wholesale business contributed a growth of €4.1 million (or 28.2%) year-over-year in the six months ended June 30, 2023, driven by the opening of new franchise locations and price increase. Sergio Rossi’s wholesale business contributed a growth of €3.9 million (or 31.3%) year-over-year in the six months ended June 30, 2023, which was mainly driven by an increase in orders during the first half of the year. Sales to our five largest customers were 8.7% and 7.8% of our revenues for the six months ended June 30, 2023 and 2022, respectively. No single customer accounted for more than 5% of our consolidated revenues for the six months ended June 30, 2023 and 2022.

The following table sets forth a breakdown of store count at the end of the six months ended June 30, 2023 and 2022:

	As of June 30,
	2023	2022
Lanvin	32	28
Wolford	156	167
St. John	44	48
Sergio Rossi	50	48
Caruso	—	1

Total	282	292

By geography

By geographical region, the increase in revenues was mainly driven by (i) an increase of €5.2 million (or 5.3%) in EMEA, (ii) an increase of €3.2 million (or 13.9%) in Greater China, (iii) an increase of €2.6 million (or 27.1%) in other Asia, and (iv) an increase of €1.9 million (or 2.6%) in North America.

The growth in EMEA was driven by the growth of Caruso, Sergio Rossi as well as Wolford. Caruso’s EMEA business grew €4.9 million (or 42.9%) year-over-year to €16.3 million in the six months ended June 30, 2023. Sergio Rossi’s EMEA business grew €4.2 million (or 29.7%) year-over-year to €18.5 million in the six months ended June 30, 2023. Wolford’s EMEA business grew €1.9 million (or 4.9%) year-over-year to €40.1 million in the six months ended June 30, 2023. EMEA saw moderate growth from a strong domestic demand.

The growth in Greater China was driven by the growth from St. John, Wolford and Sergio Rossi. In particular, in the six months ended June 30, 2023, St. John grew its Greater China business by 86.2% to €4.3 million, Wolford grew its Greater China business by 46.7% to €4.1 million and Sergio Rossi grew its Greater China business by 20.9% to €6.4 million. The revenues growth in Greater China was mainly driven by stronger consumer demand towards the end of the first half of 2023 as well as increased foot traffic compared to a lower base in the same period in 2022, which was negatively impacted by COVID-19 related restrictions.

The growth in North America was driven by the growth from St. John and Wolford. In particular, in the six months ended June 30, 2023, St. John’s North American business grew 6.3% year-over-year to €41.6 million and Wolford’s North America business grew by €1.3 million or 10.3% to €14.2 million.

The growth in other Asia was driven by the growth of Lanvin and Sergio Rossi. Lanvin’s other Asia business grew €1.8 million (or 113.9%) year-over-year to €3.3 million in the six months ended June 30, 2023, which was mainly driven by the increase of royalty income and clearance income. Sergio Rossi’s other Asia business grew €0.5 million (or 7.5%) year-over-year to €7.3 million in the six months ended June 30, 2023, which was mainly driven by the growth of its rom DTC channel business.

Lanvin’s decrease in revenues was primarily attributed to undertaking a creative transition, as well as relatively fewer key product and marketing initiatives during the first half of 2023.

Cost of sales

Cost of sales includes the raw material cost, production labor, assembly overhead including depreciation expense, procurement of the merchandise, and inventory valuation adjustments. In addition, cost of sales also includes customs duties, product packaging cost, royalty cost associated with sales of licensed products, and freight charges, excluding shipping and handling expenses for our e-commerce sales.

The following table sets forth a breakdown of cost of sales by nature for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Purchases of raw materials, finished goods and manufacturing services	63,632	82,133	(18,501)	(22.5)%
Change in inventories	2,882	(19,759)	22,641	(114.6)%
Labor cost	17,358	16,234	1,124	6.9%
Logistics costs, duties and insurance	6,662	3,495	3,167	90.6%
Depreciation and amortization	871	1,276	(405)	(31.7)%
Others	(2,322)	5,578	(7,900)	(141.6)%

Total cost of sales by nature	89,083	88,957	126	0.1%

The following table sets forth a breakdown of cost of sales by portfolio brand for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	25,093	33,901	(8,808)	(26.0)%
Wolford	16,740	15,878	862	5.4%
St. John	17,639	16,170	1,469	9.1%
Sergio Rossi	15,884	12,171	3,713	30.5%
Caruso	14,693	11,188	3,505	31.3%
Other and holding companies	200	64	136	212.5%
Eliminations and unallocated	(1,166)	(415)	(751)	181.0%

Total	89,083	88,957	126	0.1%

Cost of sales for the six months ended June 30, 2023 amounted to €89.1 million, a slight increase of €0.1 million or 0.1%, compared to €89.0 million in the same period in 2022.

By segment, the slight increase in cost of sales was mainly related to the increase in scale and sales for almost all of our brands, including (i) an increase of €3.7 million (or 30.5%) from Sergio Rossi, (ii) an increase of €3.5 million (or 31.3%) from Caruso, (iii) an increase of €1.5 million (or 9.1%) from St. John, and (iv) an increase of €0.9 million (or 5.4%) from Wolford, which was partially offset by the decrease of €8.8 million (or 26.0%) from Lanvin.

Cost of sales as a percentage of revenues declined to 41.5% for the six months ended June 30, 2023, compared to 44.1% in the same period in 2022. The decline was primarily due to greater economies of scale from sourcing and production, and improvements in manufacturing efficiencies. In particular, Lanvin reduced cost of sales in percentage terms and absolute terms, to 44.0% of revenues or €25.1million in the six months ended June 30, 2023, from 53.0% or €33.9 million in the same period in 2022. Cost of sales also benefited from a greater emphasis on core and carry-over products, which improved full price selling. Inventory impairment costs improved in the six months ended June 30, 2023 was €2.9 million gain (or 1.4% as a percentage of revenue), compared to €4.9 million loss (or (2.4)% as a percentage of revenue) in the same period in 2022.

Gross profit

The following table sets forth a breakdown of gross profit by portfolio brand for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	31,959	30,048	1,911	6.4%
Wolford	42,062	38,383	3,679	9.6%
St. John	29,024	25,754	3,270	12.7%
Sergio Rossi	17,135	14,798	2,337	15.8%
Caruso	5,233	3,731	1,502	40.3%
Other and holding companies	3,790	1,874	1,916	102.2%
Eliminations and unallocated	(3,749)	(1,845)	(1,904)	103.2%

Total	125,454	112,743	12,711	11.3%

Gross profit for the six months ended June 30, 2023 amounted to €125.5 million, an increase of €12.7 million or 11.3%, compared to €112.7 million in the same period in 2022.

The increase in gross profit was mainly related to the increase in revenues scale, excluding eliminations and unallocated, and the decrease in cost of sales as a percentage of revenue. Gross profit margin improved to 58.5% for the six months ended June 30, 2023 from 55.9% in the same period in 2022.

Marketing and selling expenses

Marketing and selling expenses include store employee compensation, occupancy costs, depreciation, supply costs for store equipment, wholesale and retail account administration compensation globally, as well as depreciation and amortization which includes depreciation of right-of-use assets under IFRS 16. These expenses are affected by the number of stores that are open during any fiscal period and store performance, as compensation and rent expenses can vary with sales. Marketing and selling expenses also include advertising and marketing expenses, which consist of media space and production costs, advertising agency fees, public relations and market research expenses. In addition, marketing and selling expenses include distribution and customer service expenses which consist of warehousing, order fulfillment, shipping and handling, customer service, employee compensation and bag repair costs.

The following table sets forth a breakdown of marketing and selling expenses by portfolio brand for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	(36,793)	(34,360)	(2,433)	7.1%
Wolford	(38,128)	(40,337)	2,209	(5.5)%
St. John	(23,719)	(21,167)	(2,552)	12.1%
Sergio Rossi	(11,355)	(11,180)	(175)	1.6%
Caruso	(842)	(668)	(174)	26.0%
Other and holding companies	(1,995)	(104)	(1,891)	1818.3%
Eliminations and unallocated	2,232	1,006	1,226	121.9%

Total	(110,600)	(106,810)	(3,790)	3.5%

Marketing and selling expenses for the six months ended June 30, 2023 amounted to €110.6 million, an increase of €3.8 million (or 3.5%), compared to €106.8 million in the same period in 2022.

By segment, the increase in marketing and selling expenses was mainly related to (i) an increase of €2.6 million (or 12.1%) from St. John, mainly for marketing investment to grow its digital channel, (ii) an increase of €2.4 million (or 7.1%) from Lanvin, (iii) an increase of €0.2 million (or 1.6%) from Sergio Rossi, (iv) an increase of €0.2 million (or 26.0%) from Caruso, and (v) a decrease of €2.2 million (or 5.5%) from Wolford. The increase in marketing and selling expenses at Lanvin was driven by increased store count and our investment in building the brand awareness in the six months ended June 30, 2023, including the Fall/Winter fashion show at Paris Fashion Week in 2023, that was presented in digital format during same period of 2022.

Marketing and selling expenses declined as a percentage of revenues due to increased productivity at our DTC retail locations and economies of scale. By segment, Wolford’s marketing and selling expenses as a percentage of revenues improved to 64.8% in the six months ended June 30, 2023 from 74.3% in the same period in 2022 due to higher sales performance at its retail locations. We expect marketing and selling expenses to further decline as a percentage of revenues as the total sales increase and as we continue to refresh and replace unprofitable locations.

Contribution profit

Contribution profit is defined as net revenues less the cost of sales and selling and marketing expenses, which constitutes the majority of our variable costs. Contribution profit is a non-IFRS financial measure. See “—Non-IFRS Financial Measures.”

The Group uses contribution profit to track operating performance and as a key performance indicator for its operational and cost initiatives. Our consolidated contribution profit increased by €8.9 million (or 150.4%) to €14.9 million for the six months ended June 30, 2023 from €5.9 million in the same period in 2022. The increase was mainly related to (i) an increase of €5.9 million from Wolford, (ii) an increase of €2.2 million from Sergio Rossi, (iii) an increase of €1.3 million from Caruso, (iv) an increase of €0.7 million from St. John, which was partially offset by a decrease of €0.5 million from Lanvin. Lanvin continues to implement a number of cost reduction initiatives but saw a small decrease in contribution profits due to lower sales.

General and administrative expenses

General and administrative expenses include administrative and management staff costs, product creation and sample costs, rent, depreciation, and amortization expenses for our administrative staff, as well as IT system development and maintenance expenses.

General and administrative expenses increased to €76.5 million or by 1.0% for the six months ended June 30, 2023, from €75.8 million in the same period in 2022. General and administrative expenses declined as a percentage of revenues to 35.7% for the six months ended June 30, 2023 from 37.6% in the same period in 2022, due to cost optimization and economies of scale. The slight increase was primarily due to additional cost associated with being a public company.

We expect general and administrative expenses to continue to decline as a percentage of revenues as we continue to benefit from economies of scale and leverage synergies across the group.

Other operating income and expenses

Other operating income and expenses include foreign exchange gains or losses and impairment losses.

Other operating income and expenses decreased to €8.0 million loss for the six months ended June 30, 2023 from €8.4 million gain in the same period in 2022, mainly due to a foreign exchange loss of €8.5 million in the six months ended June 30, 2023, compared to a gain of €8.0 million in the same period in 2022.

Loss from operations before non-underlying items

Loss from operations before non-underlying items for the six months ended June 30, 2023 increased by €8.2 million (or 13.3%) to €69.7 million, compared to €61.5 million in the same period in 2022. Loss from operations before non-underlying items as a percentage of total revenues increased to 32.5% for the six months ended June 30, 2023, from 30.5% in the same period in 2022. The increase in loss from operations before non-underlying items was mainly due to the decrease in other operating income and expenses, and partially offset by an increase in gross profit.

Adjusted EBITDA

Adjusted EBITDA, which is a non-IFRS financial measure, for the six months ended June 30, 2023 decreased to €(40.9) million from €(35.5) million in the same period in 2022. This decrease was mainly due to a decrease in Lanvin’s revenues, resulting in lower fixed cost absorption, as well as an increased investment in selling and marketing expenses. Adjusted EBITDA as a percentage of total revenues decreased to (19.1)% in the six months ended June 30, 2023 from (17.6)% in the same period in 2022. See “—Non-IFRS Financial Measures.”

Non-underlying items

Non-underlying items comprise net gains on disposals, negative goodwill from acquisition of a subsidiary, gain on debt restructuring, government grants and others.

The non-underlying items was €9.7 million gain, or 4.5% of revenues for the six months ended June 30, 2023, compared to €0.6 million gain or 0.3% of revenues in the same period in 2022. The increase in the non-underlying items by €9.1 million was mainly due to the government grants for St. John.

Operating loss

Operating loss for the six months ended June 30, 2023 amounted to €60.0 million, a decrease of €0.9 million or 1.5%, compared to €60.9 million in the same period in 2022. The improvement in operating loss resulted from an increase in loss from operations before non-underlying items and offset by an increase of non-underlying items.

Finance cost—(net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Finance costs for the six months ended June 30, 2023 amounted to €12.0 million, an increase of €3.9 million or 48.1%, compared to finance costs of €8.1 million in the same period in 2022. The increase was primarily attributable to an increase in net foreign exchange loss of €4.2 million.

Loss before income tax

Loss before income tax for the six months ended June 30, 2023 amounted to €72.0 million, an increase of €3.0 million or 4.3%, compared to €69.0 million in the same period in 2022.

Income tax benefits / (expenses)

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Income tax expenses for the six months ended June 30, 2023 amounted to €0.3 million loss, decreased by €0.6 million, compared to €0.3 million gain in the same period in 2022. The decrease was primarily due to €0.2 million deferred income taxes impact in the six months ended June 30, 2023, compared to €0.5 million in the same period in 2022.

Loss for the year

Loss for the six months ended June 30, 2023 amounted to €72.2 million, an increase of €3.5 million or 5.1%, compared to €68.7 million in the same period in 2022.

Results by Segment

Six months ended June 30, 2023 compared with six months ended June 30, 2022

The following is a discussion of revenues, gross profit and contribution profit for each segment for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	57,052	63,949	(6,897)	(10.8)%
Gross profit	31,959	30,048	1,911	6.4%
Gross profit margin	56.0%	47.0%	9.0%
Marketing and selling expenses	(36,793)	(34,360)	(2,433)	7.1%
Contribution profit/(loss)(1)(3)	(4,834)	(4,312)	(522)	12.1%
Contribution profit margin(2)(3)	(8.5)%	(6.7)%	(1.8)%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2023 was €57.1 million, a decrease of €6.9 million or (10.8)% compared to €63.9 million in the same period in 2022.

The decrease is attributable to the brand’s focus on executing its creative transition and having comparatively fewer key product and marketing initiatives in the first half of 2023 compared to the first half of 2022 which featured a higher number of planned marketing campaigns and product launches. The creative transition entailed two key initiatives — the creation of Lanvin Lab and a dedicated team for leather goods and accessories.

DTC revenues decreased by 13.3% from €30.9 million for the six months ended June 30, 2022, to €26.8 million for the six months ended June 30, 2023. The drop in DTC channels was mainly due to the lower sales from a softer North American market. EMEA DTC revenues decreased by €1.9 million (or 20.1% year-over-year) to €7.4 million in the six months ended June 30, 2023.

Wholesale revenues decreased by 25.3% from €30.8 million for the six months ended June 30, 2022, to €23.0 million for the six months ended June 30, 2023, mainly due to some key wholesale marketing initiatives that largely contributed to wholesale revenues in the first half of 2022 that were not present in the first half of 2023. The wholesale revenues as percentage of Lanvin’s total revenues decreased from 48.2% for the six months ended June 30, 2022 to 40.4% for the six months ended June 30, 2023.

Gross profit

Gross profit for the six months ended June 30, 2023 grew to €32.0 million, an increase of €1.9 million or 6.4% compared to €30.0 million in the same period in 2022.

The increase in gross profit was primarily attributable to the increase in gross profit margin, which is mainly driven by channel mix, the increase of leather goods and footwear products, and higher sell-through rates, as well as better inventory management.

Contribution profit/(loss)

Contribution loss for the six months ended June 30, 2023 was €4.8 million, a decrease of €0.5 million from the €4.3 million loss in the same period in 2022.

The increase in contribution loss was due to a planned increase in investment for marketing and selling expense. Going forward, we expect our marketing and selling expenses to continue to decline as a percentage of revenues as we scale and further improve our operational efficiency in stores and directly operated online channels.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	58,802	54,261	4,541	8.4%
Gross profit	42,062	38,383	3,679	9.6%
Gross profit margin	71.5%	70.7%	0.8%
Marketing and selling expenses	(38,128)	(40,337)	2,209	(5.5)%
Contribution profit/(loss)(1)(3)	3,934	(1,954)	5,888	(301.3)%
Contribution profit margin(2)(3)	6.7%	(3.6)%	10.3%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2023 grew to €58.8 million, an increase of €4.5 million or 8.4% compared to €54.3 million for the six months ended June 30, 2022.

North American and EMEA regions were the key geographic growth drivers for Wolford, growing by 10.3% year-over-year to €14.2 million and by 4.9% year-over-year to €40.1 million for the six months ended June 30, 2023, respectively. In Greater China, our business also increased by 46.7% to €4.1 million, mainly due to recovery from the negative impacts from the COVID-19 pandemic last year. The growth in all regions was led by our wholesales channels, which grew by 28.2% or €4.1 million from the six months ended June 30, 2022 to €18.7 million in the six months ended June 30, 2023. Overall revenues growth was also driven by price increases as well as strong sales from our athleisure collection “The W” (modern, young and sporty) which grew by 13.0% year-over-year in the six months ended June 30, 2022.

Gross profit

Gross profit increased by €3.7million to €42.1million for the six months ended June 30, 2023, compared to €38.4 million in the same period in 2022. Gross profit margin slightly increased to 71.5% for the six months ended June 30, 2023 from 70.7% in the same period in 2022.

The increase in gross profit margin was primarily attributable to decrease purchase of raw materials and manufacturing service in the six months ended June 30, 2023 compared to the same period in 2022 . The purchase of raw materials and manufacturing service as a percentage of revenues accounted for 8.5% of revenues (or €5.0 million) for the six months ended June 30, 2023, compared to 12.8% of revenues or €7.0 million in the same period in 2022, respectively.

Contribution profit/(loss)

Contribution profit for the six months ended June 30, 2023 was €3.9 million (or 6.7% of revenue), compared to a loss of €2.0 million (or (3.6)% of revenue) in the same period in 2022, driven by increased gross profit and decreased marketing and selling expenses. Marketing and selling expenses declined to €38.1 million (or 64.8% of revenues) for the six months ended June 30, 2023 from €40.3 million (or 74.3% of revenues) in the same period in 2022.

The decrease in marketing and selling expenses was mainly due to an decrease in freight cost of €2.1 million and an decrease in advertising and marketing of €0.4 million. As a percentage of revenue, personnel costs decreased to 24.4% of revenues in the six months ended June 30, 2023, compared to 25.3% in the same period in 2022 due to healthy growth in the wholesale channel and closure of unprofitable stores.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	46,663	41,924	4,739	11.3%
Gross profit	29,024	25,754	3,270	12.7%
Gross profit margin	62.2%	61.4%	0.8%
Marketing and selling expenses	(23,719)	(21,167)	(2,552)	12.1%
Contribution profit(1)(3)	5,305	4,587	718	15.7%
Contribution profit margin(2)(3)	11.4%	10.9%	0.5%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2023 amounted to €46.7 million, an increase of €4.7 million compared to €41.9 million in the same period in 2022.

St. John grew its revenues by 11.3% year-over-year, driven by reduced discounting and an increased proportion of full-price sales at our DTC channels. DTC sales grew by €7.3 million (or 23.8%) to €37.8 million for the six months ended June 30, 2023, mainly driven by growth in North America price increases, higher full-price sell-through and Greater China’s recovery from the negative impacts of the COVID-19 related restrictions. The comparably lower wholesale revenues was mainly due to a large one-time order from a large wholesale client in the first half of 2022, which did not occur in the first half of 2023.

Gross profit

Gross profit for the six months ended June 30, 2023 was €29.0 million, an increase of €3.3 million compared to €25.8 million in the same period in 2022. Gross profit margin improved to 62.2% in the six months ended June 30, 2023, compared to 61.4% in the same period in 2022. The improvement in gross margin was primarily driven by the launch of a new wholesale model with a large client (under which St. John owns the inventory and pays commissions to the wholesale stores to cover operating expenses) in February and reports in DTC margins rather than wholesale margins.

Contribution profit

Contribution profit for the six months ended June 30, 2023 was €5.3 million (or 11.4% of revenue), compared to €4.6 million (or 10.9% of revenue) in the same period in 2022, driven by increased gross profit. Marketing and selling expenses increased to €23.7 million (or 50.8% of revenue) in the six months ended June 30, 2023 from €21.2 million (or 50.5% of revenue) in the same period in 2022, mainly due to the payment of wholesale commissions.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	33,019	26,969	6,050	22.4%
Gross profit	17,135	14,798	2,337	15.8%
Gross profit margin	51.9%	54.9%	(3.0)%
Marketing and selling expenses	(11,355)	(11,180)	(175)	1.6%
Contribution profit(1)(3)	5,780	3,618	2,162	59.7%
Contribution profit margin(2)(3)	17.5%	13.4%	4.1%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2023 amounted to €33.0 million, an increase of €6.1 million compared to €27.0 million in the same period in 2022.

Sergio Rossi achieved double digit growth in revenues in EMEA, North America, and Greater China, which was attributed to both the DTC channel and wholesale business.

Revenues through our DTC channels increased by 15.0% from €14.7 million for the six months ended June 30, 2022, to €16.8 million for the six months ended June 30, 2023. The increase in DTC channels was mainly contributed by the strong revenues recovery in the Greater China market which grew by €1.9 million (or 45.6% year-over-year) to €5.9 million in the six months ended June 30, 2023.

Revenues through our wholesale channel increased by 31.3% from €12.3 million for the six months ended June 30, 2022, to €16.2 million for the six months ended June 30, 2023. Third-party production contributed to €7.6 million of wholesale revenues for the six months ended June 30, 2023 compared to €2.9 million in the same period in 2022.

Gross profit

Gross profit for the six months ended June 30, 2023 was €17.1 million, an increase of €2.3 million compared to €14.8 million in the same period in 2022. Gross profit margin decreased to 51.9% in the six months ended June 30, 2023, compared to 54.9% in the same period in 2022. The decrease in gross profit margin was primarily due to the increase of lower margin wholesale revenues and third-party production as a percentage of revenues. Excluding third-party production, gross profit margin was 64.5% for the six months ended June 30, 2023, compared to 60.3% in the same period in 2022.

Contribution profit

Contribution profit for the six months ended June 30, 2023 was €5.8 million (or 17.5% of revenue), compared to €3.6 million (or 13.4% of revenue) in the same period in 2022, driven by increased gross profit. Marketing and selling expenses increased slightly to €11.4 million (or 34.4% of revenue) in the six months ended June 30, 2023 from €11.2 million (or 41.5% of revenue) in the same period in 2022, which decreased significantly as a percent of revenues as we scaled revenue. Marketing and selling expenses were focused on enhancing the brand and improving sales channels in key strategic regions.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	19,926	14,919	5,007	33.6%
Gross profit	5,233	3,731	1,502	40.3%
Gross profit margin	26.3%	25.0%	1.3%
Marketing and selling expenses	(842)	(668)	(174)	26.1%
Contribution profit(1)(3)	4,391	3,063	1,328	43.4%
Contribution profit margin(2)(3)	22.0%	20.5%	1.5%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2023 was €19.9 million, an increase of €5.0 million or 33.6% compared to €14.9 million in the same period in 2022.

The increase in revenues was mainly related to recovery of formal business wear resulting from the post-COVID-19 back-to-office trend, globally.

Gross profit

Gross profit for the six months ended June 30, 2023 was €5.2 million, an increase of €1.5 million compared to €3.7 million in the same period in 2022. Gross profit margin increased to 26.3% for the six months ended June 30, 2023 from 25.0% for the six months ended June 30, 2022 due to economies of scale and better management of labor costs.

Contribution profit

Contribution profit for the six months ended June 30, 2023 was €4.4 million (or 22.0% of revenue), compared to €3.1 million (or 20.5% of revenue) in the same period in 2022. The improvement in contribution profit was driven by the improvement of gross profit and operating leverage.

Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of preferred shares, loans from our shareholder Fosun International (including its subsidiaries and joint ventures), and bank borrowings, and which have historically been sufficient to meet our working capital and capital expenditure requirements. As of June 30, 2023, we had cash and cash equivalents of €30.8 million.

Additionally, we have relied on liquidity provided by revenues generated from our operating activities. We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase inventory and to fund costs for services and other expenses. In addition to our general working capital and operational needs, our main use of cash is for capital expenditures related to the opening of new stores or the renovation of existing stores, and for acquisitions. In connection with the COVID-19 pandemic, we have taken several measures to preserve our liquidity as described above. Taking into account the source of liquidity discussed above, we have not experienced any material adverse changes in our liquidity position since the completion of the Business Combination.

Cash flows

Six months ended June 30, 2023 compared to the six months ended June 30, 2022

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the six months ended June 30, 2023 and 2022. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this Semi-Annual Report for additional information.

	For the six months ended June 30,		Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Net cash used in operating activities	(58,118)	(51,825)	(6,293)	12.1%
Net cash generated from investing activities	(28,531)	(5,556)	(22,975)	413.5%
Net cash generated from financing activities	26,396	17,465	8,931	51.1%

Net change in cash and cash equivalents	(60,253)	(39,916)	(20,337)	50.9%
Cash and cash equivalents less bank overdrafts at the beginning of the period	91,749	88,658	3,091	3.5%

Effect of foreign exchange differences on cash and cash equivalents	(649)	2,185	(2,834)	(129.7)%
Cash and cash equivalents less bank overdrafts at the end of the period	30,847	50,927	(20,080)	(39.4)%

Net cash used in operating activities

Net cash used in operating activities increased by €6.3 million from €51.8 million for the six months ended June 30, 2022 to €58.1 million for the six months ended June 30, 2023. The increase was primarily attributable to higher sales volumes, which resulted in (i) an increase in inventories of €5.8 million or 5.3% to €114.9 million as of June 30, 2023, and (ii) an increase in trade receivables of €1.9 million or 3.9% to €50.8 million as of June 30, 2023.

Net cash used in investing activities

Net cash used in investing activities increased by €23.0 million from €5.6 million for the six months ended June 30, 2022 to €28.5 million net cash used for the six months ended June 30, 2023. The increase was primarily attributable to (i) the increase of payment for the purchase of long-term assets from €9.4 million in the six months ended June 30, 2022 to €29.3 million in the six months ended June 30, 2023, and (ii) the decrease in proceeds from disposal of long-term assets from €3.9 million in the six months ended June 30, 2022 to €0.8 million in the six months ended June 30, 2023.

Net cash flows generated from financing activities

Net cash flows generated from financing activities increased by €8.9 million from €17.5 million for the six months ended June 30, 2022 to €26.4 million for the six months ended June 30, 2023. The increase in cash flows from financing activities was primarily attributable to (i) an increase of proceeds from financing fund of €22.8 million, (ii) a decrease of repayment of borrowings of €6.2 million, and (iii) an increase of capital contribution from non-controlling interests of €5.6 million, partially offset by a decrease of proceeds from borrowings of €27.1 million and an increase of payment of borrowings interest of €2.2 million in the six months ended June 30, 2023.

Borrowings

We enter into and manage debt facilities centrally in order to satisfy the short and medium-term needs of each of our subsidiaries based on criteria of efficiency and cost-effectiveness. Our portfolio brands have historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with their needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of their financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.

As of June 30, 2023, borrowings amounted to €9.5 million were guaranteed by a third-party SACE S.p.A., and borrowings amounted to €5.7 million were secured by pledges of our assets including property, plant and equipment, inventories and trade receivables.

Our unsecured borrowings are principally used for operations. As of June 30, 2023, the borrowings are at rates ranging from 0.0% to 10.0% per annum.

For additional information, see Note 18—Borrowings in the Semi-Annual Condensed Consolidated Financial Statements.

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of June 30, 2023, we were in material compliance with all covenants.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments as of June 30, 2023:

	Payments Due by Period
(Euro thousands, except percentages)	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	12,854	62,635	—	—	75,489
Other current liabilities	18,707	60,648	—	—	79,355
Lease liabilities	—	38,567	55,851	60,235	154,653
Bank overdrafts	—	—	—	—	—
Borrowings	—	16,724	25,533	9,765	52,022

Total contractual obligations	31,561	178,574	81,384	70,000	361,519

Cash and cash equivalents

The table below sets forth the breakdown of our cash and cash equivalents as of the dates indicated.

	As of June 30,	As of December 31,	Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	June 30, 2023 vs December 31, 2022%
Cash on hand	300	391	(91)	(23.3)%
Bank balances	30,547	91,506	(60,959)	(66.6)%

Cash and cash equivalents	30,847	91,897	(61,050)	(66.4)%
Restricted cash	—	—

Cash and bank balances	30,847	91,897	(61,050)	(66.4)%

As of June 30, 2023, the cash and cash equivalents are held with reputable commercial banks at various jurisdictions including Greater China, France, Italy and U.S. Certain jurisdictions may not have official deposit insurance program or agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at commercial banks in such jurisdictions.

We may be subject to restrictions which limit our ability to use cash. In particular, our cash held at banks in China is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not believe that such transfer restrictions have any adverse impacts on our ability to meet liquidity requirements. There was no restricted cash as of June 30, 2023.

Other current assets

The table below sets forth the breakdown of our other current assets as of the dates indicated.

	As of June 30,	As of December 31,	Increase / (Decrease)
(Euro thousands, except percentages)	2023	2022	June 30, 2023 vs December 31, 2022%
Tax recoverable	10,935	10,164	771	7.6%
Government grants	7,247	—	7,247	—
Prepaid expenses	5,809	6,205	(396)	(6.4)%
Advances and payments on account to vendors	5,532	7,238	(1,706)	(23.6)%
Deposits of rental, utility and other	2,017	2,055	(38)	(1.8)%
Others	5,105	4,805	300	6.2%

Total other current assets	36,645	30,467	6,178	20.3%

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Developments

See Note 24 — Subsequent events to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

Non-IFRS Financial Measures

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution profit margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit and contribution profit margin

Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit margin is defined as contribution profit divided by revenue.

Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level.

Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

The table below reconciles revenues to contribution profit for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2023	2022
Revenues	214,537	201,700
Cost of Sales	(89,083)	(88,957)

Gross profit	125,454	112,743
Marketing and selling expenses	(110,600)	(106,810)

Contribution profit	14,854	5,933

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2023	2022
Loss for the year	(72,225)	(68,714)
Add / (Deduct) the impact of:
Income tax expenses	271	(256)
Finance cost - net	11,970	8,080
Non-underlying items	(9,666)	(570)

Loss from operations before non-underlying items	(69,650)	(61,460)
Add / (Deduct) the impact of:
Share based compensation	1,971	4,297

Adjusted EBIT	(67,679)	(57,163)

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2023	2022
Loss for the year	(72,225)	(68,714)
Add / (Deduct) the impact of:
Income tax expenses	271	(256)
Finance cost - net	11,970	8,080
Non-underlying items	(9,666)	(570)

Loss from operations before non-underlying items	(69,650)	(61,460)
Add / (Deduct) the impact of:
Share based compensation	1,971	4,297
Provisions and impairment losses	(3,241)	6,500
Net foreign exchange losses / (gains)	8,486	(7,950)
Depreciation / Amortization	21,518	23,094

Adjusted EBITDA	(40,916)	(35,519)

Qualitative and Quantitative Information on Financial Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange risk, interest rate risk, credit risk and liquidity risk. See Note 4.2—Financial risk factors to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report and Note 4.3—Financial risk factors to the Annual Consolidated Financial Statements for further details.

Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We did not use any derivative financial instruments to hedge certain risk exposures.

Foreign exchange risk

We have a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. Our management manages our foreign exchange risk by performing regular review.

Interest rate risk

We do not have any significant interest bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 17 and 18 to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report and Notes 23 and 24 to Lanvin Group’s consolidated financial statements, respectively.

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of June 30, 2023, approximately 67.9% of our interest-bearing borrowings bore interest at fixed rates.

Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers our credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

Liquidity risk

Liquidity risk refers to the difficulty we could have in meeting our financial obligations.

According to management, the funds and credit lines currently available, in addition to those that will be generated by operating and financing activities, will enable us to meet our financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of June 30, 2023, we had undrawn cash credit lines of $15.8 million available at banks.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of profit or loss

For the six months ended June 30, 2023 and 2022

(Unaudited)

(Euro thousands except for loss per share)		For the six months ended June 30,
	Notes	2023	2022
Revenue	6	214,537	201,700
Cost of sales	7	(89,083)	(88,957)

Gross profit		125,454	112,743
Marketing and selling expenses	7	(110,600)	(106,810)
General and administrative expenses	7	(76,544)	(75,771)
Other operating income and expenses	7	(7,960)	8,378

Loss from operations before non-underlying items		(69,650)	(61,460)
Non-underlying items	8	9,666	570

Loss from operations		(59,984)	(60,890)
Finance cost – net	9	(11,970)	(8,080)

Loss before income tax		(71,954)	(68,970)
Income tax (expenses) / benefits	10	(271)	256

Loss for the period		(72,225)	(68,714)

Attributable to:
- Owners of the Company		(63,002)	(57,504)
- Non-controlling interests		(9,223)	(11,210)

Loss per share in Euro
- Basic and diluted (in Euro per share)	11	(0.48)	(0.74)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of comprehensive loss

For the six months ended June 30, 2023 and 2022

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2023	2022
Loss for the period	(72,225)	(68,714)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	7,531	(8,562)
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial reserve, net of tax	9	272

Total comprehensive loss for the period	(64,685)	(77,004)

Attributable to:
- Owners of the Company	(56,139)	(64,598)
- Non-controlling interests	(8,546)	(12,406)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of financial position

At June 30, 2023 and December 31, 2022

(Unaudited)

		At June 30,	At December 31,
(Euro thousands)	Notes	2023	2022
Assets
Non-current assets
Intangible assets		208,263	181,485
Goodwill		69,323	69,323
Property, plant and equipment		45,613	46,801
Right-of-use assets	12	119,097	121,731
Deferred income tax assets		16,625	17,297
Other non-current assets	13	15,843	15,265

		474,764	451,902

Current assets
Inventories	14	114,875	109,094
Trade receivables	15	50,767	48,868
Other current assets	16	36,645	30,467
Cash and bank balances	17	30,847	91,897

		233,134	280,326

Total assets		707,898	732,228

Liabilities
Non-current liabilities
Non-current borrowings	18	35,298	18,115
Non-current lease liabilities	19	103,458	105,986
Non-current provisions		3,292	4,111
Employee benefits		17,392	15,128
Deferred income tax liabilities		53,423	54,660
Other non-current liabilities		5,413	690

		218,276	198,690

Current liabilities
Trade payables		75,489	73,114
Bank overdrafts	17	—	148
Current borrowings	18	16,724	15,370
Current lease liabilities	19	32,455	34,605
Current provisions		2,359	3,014
Other current liabilities	20	118,858	106,481

		245,885	232,732

Total liabilities		464,161	431,422

Net assets		243,737	300,806

Equity
Equity attributable to owners of the Company
Share capital	21	*	*
Treasury shares	21	(25,023)	(25,023)
Other reserves	22	769,898	762,961
Accumulated losses		(505,620)	(442,618)

		239,255	295,320
Non-controlling interests		4,482	5,486

Total equity		243,737	300,806

*	Amounts less than Euro1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of cash flows

For the six months ended June 30, 2023 and 2022

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2023	2022
Operating activities
Loss for the period	(72,225)	(68,714)
Adjustments for:
Income tax expenses	271	(256)
Depreciation and amortization	21,518	23,094
Provisions and impairment losses	(3,241)	6,500
Employee share-based compensation	1,971	4,297
Net gains on disposals	(1,513)	(553)
Finance costs	11,999	7,830
Government grants	(7,247)	—
Fair value movement in warrants	972	—
Change in inventories	(2,639)	(23,217)
Change in trade receivables	(1,638)	(12,835)
Change in trade payables	2,375	8,122
Change in other operating assets and liabilities	(8,224)	4,115
Income tax paid	(497)	(208)

Net cash used in operating activities	(58,118)	(51,825)

Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets	(29,336)	(9,410)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	805	3,854

Net cash used in investing activities	(28,531)	(5,556)

Financing activities
Proceeds from financing fund	22,756	—
Proceeds from borrowings	80,034	107,116
Repayments of borrowings	(59,803)	(65,968)
Repayments of lease liabilities	(15,238)	(18,689)
Payment of borrowings interest	(3,698)	(1,483)
Payment of lease liabilities interest	(3,300)	(3,511)
Capital contribution from non-controlling interests	5,645	—

Net cash generated from financing activities	26,396	17,465

Net change in cash and cash equivalents	(60,253)	(39,916)

Cash and cash equivalents less bank overdrafts at the beginning of the period	91,749	88,658
Effect of foreign exchange differences on cash and cash equivalents	(649)	2,185

Cash and cash equivalents less bank overdrafts at the end of the period	30,847	50,927

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2023 and 2022

(Unaudited)

	Attributable to owners of the Company					Non-controlling interests	Total equity
(Euro thousands)	Issued capital	Treasury shares	Other Reserves	Accumulated losses	Total
Balance at December 31, 2022	*	(25,023)	762,961	(442,618)	295,320	5,486	300,806

Comprehensive loss
Loss for the period	—	—	—	(63,002)	(63,002)	(9,223)	(72,225)
Currency translation difference	—	—	6,854	—	6,854	677	7,531
Net actuarial reserve from defined benefit plans	—	—	9	—	9	—	9

Total comprehensive loss	—	—	6,863	(63,002)	(56,139)	(8,546)	(64,685)

Transactions with owners
Employee share-based compensation	—	—	1,971	—	1,971	—	1,971
Capital contribution from non-controlling interests	—	—	2,775	—	2,775	2,870	5,645
Changes in ownership interest in subsidiaries without change of control	—	—	(4,672)	—	(4,672)	4,672	—

Total transactions with owners	—	—	74	—	74	7,542	7,616

Balance at June 30, 2023	*	(25,023)	769,898	(505,620)	239,255	4,482	243,737

Balance at December 31, 2021	339,259	(3)	149,460	(224,328)	264,388	26,438	290,826

Comprehensive loss
Loss for the period	—	—	—	(57,504)	(57,504)	(11,210)	(68,714)
Currency translation difference	—	—	(7,366)	—	(7,366)	(1,196)	(8,562)
Net actuarial reserve from defined benefit plans	—	—	272	—	272	—	272

Total comprehensive loss	—	—	(7,094)	(57,504)	(64,598)	(12,406)	(77,004)

Transactions with owners
Employee share-based compensation	—	—	4,297	—	4,297	—	4,297
Changes in ownership interest in subsidiaries without change of control	—	—	93	—	93	(93)	—

Total transactions with owners	—	—	4,390	—	4,390	(93)	4,297

Balance at June 30, 2022	339,259	(3)	146,756	(281,832)	204,180	13,939	218,119

*	Amounts less than Euro1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited

Notes to the Interim Condensed Consolidated Financial Statements

At and for the six months ended June 30, 2023 and 2022

(Unaudited)

1.	General information

Lanvin Group Holdings Limited (formerly known as Fosun Fashion Group Limited, and hereinafter referred to as “LGHL” or the “Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Lanvin Group” or the “Group”) is the holding company of the Lanvin Group and domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John, and high-end Italian menswear maker Caruso. The Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of e-commerce, offline retail and wholesale channels, providing both growth opportunities as well as stability and resilience throughout the fashion cycle.

On March 23, 2022, Primavera Capital Acquisition Corporation (“PCAC”), Fosun Fashion Group (Cayman) Limited (“FFG”), Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”) and the Company entered into the Business Combination Agreement that contemplated a series of transactions, which were ultimately completed on December 14, 2022 (the “Reverse Recapitalization”).

Following the completion of the Reverse Recapitalization, on December 15, 2022, LGHL’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “LANV” and “LANV-WT”, respectively.

For more information relating to the Reverse Recapitalization, including a description of the transactions undertaken to complete the Reverse Recapitalization, reference should be made to Note 1 — General information to the Annual Consolidated Financial Statements.

2.	Basis of preparation

Statement of compliance with IFRS

These interim condensed consolidated financial statements of the Group (the “Unaudited Interim Condensed Consolidated Financial Statements”) have been prepared in compliance with IAS 34 - Interim Financial Reporting (“IAS 34”). The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2022 (the “Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted are consistent with those applied in the Consolidated Financial Statements, except for the adoption of new and amended standards as disclosed in Note 3.

Contents and structure of the Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements include the interim condensed consolidated statements of profit or loss, interim condensed consolidated statements of comprehensive loss, interim condensed consolidated statements of financial position, interim condensed consolidated statements of cash flows, interim condensed consolidated statements of changes in equity and the accompanying notes (the “Interim Condensed Consolidated Financial Statements”).

The Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

Going concern

For the six months ended June 30, 2023, the Group has incurred operating losses of Euro59.98 million, and net losses of Euro72.23 million. The Group has an accumulated losses of Euro505.62 million as of June 30, 2023.

Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing. The Group has funded operations primarily with issuances of preferred shares, long-term debt and net proceeds from revenues.

The Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis because one of the Company’s shareholders, Fosun International Limited, has committed to continue to provide adequate support for the Company to meet its obligations as they become due for at least 12 months from the issuance date of these financial statements.

Use of estimates

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, other than in the event that there are indications of impairment, in which case an immediate assessment is performed. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

3.	Summary of significant accounting policies

Changes in accounting policies

New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2023

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 17 Insurance Contracts	January 1, 2023
IFRS 17 and IFRS 4 Amendments to IFRS 17 Insurance Contracts	January 1, 2023
IAS 1 Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023
IAS 1 Disclosure of Accounting Policies	January 1, 2023
IAS 8 Definition of Accounting Estimates	January 1, 2023
IAS 12 International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)	May 23, 2023

Except as described below, the accounting policies applied in these Interim Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements as at and for the year ended December 31, 2022.

The policy for recognising and measuring income taxes in the interim period is consistent with that applied in the comparative interim period except for the changes outlined below.

Deferred tax related to assets and liabilities arising from a single transaction

IAS 12.15(a)(iii), 22A, 24(c), Insights 3.13.213 The Group has adopted Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12 from January 1, 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognise the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, an entity applies the amendments to transactions that occur after the beginning of the earliest period presented.

The Group previously accounted for deferred tax on leases and decommissioning liabilities applying the ‘integrally linked’ approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as at January 1, 2022 as a result of the change. The key impact for the Group relates to disclosure of the deferred tax assets and liabilities recognised – this disclosure will be provided in the annual financial statements.

The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2023.

Global minimum top-up tax

The Group has adopted International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 upon their release on 23 May 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure from 31 December 2023. The mandatory exception applies retrospectively. Entities are required to disclose the information relating to their exposure to Pillar Two income taxes in annual periods beginning on or after 1 January 2023, but are not required to disclose such information for any interim periods ending on or before 31 December 2023. The Group has applied the amendments and the mandatory temporary exception retrospectively. The Group is currently assessing its risk exposure to Pillar Two Income taxes.

New standards, amendments and interpretations not yet effective

At the date of authorization of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB. None of these Standards or amendments to existing Standards have been adopted early by the Group.

New IFRS Standards and Amendments to existing standards	Effective date
IAS 1 (Amendments) Classification of Liabilities as Current or Non-current	1 January 2024
IAS 1 (Amendments) Non-current Liabilities with Covenants	1 January 2024
IFRS 16 (Amendments) Lease Liability in Sale and Leaseback	1 January 2024

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s Consolidated Financial Statements.

4.	Financial risk management

4.1 Capital management

The Group continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute the strategic projects. The Group’s capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the Group from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below the Group’s weighted average cost of capital.

Cash net of debt is defined as cash and cash equivalents minus non-current and current interest-bearing loans and borrowings and bank overdrafts. Cash net of debt is a financial performance indicator that is used by the Group’s management to highlight changes in the Group’s overall liquidity position.

The following table provides a reconciliation of the Group’s cash net of debt:

(Euro thousands)	At June 30, 2023	At December 31, 2022
Cash and cash equivalents	30,847	91,897

Non-current borrowings	(35,298)	(18,115)
Current borrowings	(16,724)	(15,370)

Borrowings	(52,022)	(33,485)

Bank overdrafts	—	(148)

Cash net of debt	(21,175)	58,264

The ratio of cash net of debt to total consolidated equity was as follows:

(Euro thousands)	At June 30, 2023	At December 31, 2022
Cash net of debt	21,175	(58,264)
Total equity	243,737	300,806

Total capital	264,912	242,542

Gearing ratio	8%	(24%)

4.2 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the financial risk management information and disclosures required in the full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022. There have been no changes in the risk management policies during the six months ended June 30, 2023.

(a)	Market risk

Foreign exchange risk

The Group has a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. The Group’s management assesses its foreign exchange risk by performing a regular review.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the main foreign currencies against the Euro, with all other variables held constant, of the Group’s loss before tax due to differences arising on settlement or translation of monetary assets and liabilities and the Group’s equity excluding the impact of accumulated losses due to the changes of exchange fluctuation reserve of certain overseas subsidiaries of which the functional currencies are currencies other than Euro.

	At June 30, 2023		At December 31, 2022
(Euro thousands)	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%
USD	(8,092)	8,092	(7,610)	7,610
CNY	80	(80)	138	(138)
HKD	49	(49)	1	(1)
GBP	58	(58)	108	(108)

Total	(7,905)	7,905	(7,363)	7,363

(b)	Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers its credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

The following table provides the aging of trade receivables:

(Euro thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total
Trade receivables, gross	27,419	17,991	3,761	6,842	56,013
Loss allowance	—	(54)	(612)	(4,580)	(5,246)

Total trade receivables at June 30, 2023	27,419	17,937	3,149	2,262	50,767

Trade receivables, gross	33,279	10,616	4,618	6,566	55,079
Loss allowance	—	(118)	(286)	(5,807)	(6,211)

Total trade receivables at December 31, 2022	33,279	10,498	4,332	759	48,868

(c)	Liquidity risk

Liquidity risk refers to the difficulty the Group could have in meeting its financial obligations.

According to management, the funds and credit lines currently available, in addition to those that will be generated by operating and financing activities, will enable the Group to meet its financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of June 30, 2023, the Group has undrawn cash credit lines of USD15.8 million (December 31, 2022: USD13.0 million) available at banks.

The table below analysis the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at June 30, 2023
	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	12,854	62,635	—	—	75,489
Other current liabilities	18,707	60,648	—	—	79,355
Lease liabilities	—	38,567	55,851	60,235	154,653
Borrowings	—	16,724	25,533	9,765	52,022

	31,561	178,574	81,384	70,000	361,519

	As at December 31, 2022
	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	34,477	38,637	—	—	73,114
Other current liabilities	29,704	35,238	—	—	64,942
Lease liabilities	—	38,029	55,008	63,589	156,626
Bank overdrafts	148	—	—	—	148
Borrowings	—	15,370	6,503	11,612	33,485

	64,329	127,274	61,511	75,201	328,315

5.	Segment reporting

The executive committee which includes all executive directors of the Company is the Group’s chief operation decision-maker. The executive committee reviews the Group’s internal reporting in order to assess performance and allocate resources. The executive committee has determined the operating segments based on their reports. The Group’s brands and trade names are organized into five business groups – Lanvin, Wolford, Caruso, St. John and Sergio Rossi – comprise brands dealing with the same category of products that use similar production and distribution processes.

The following tables summarize selected financial information by segment for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30, 2023
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	55,011	58,802	19,311	46,663	32,468	2,282	—	214,537
Intra-Group sales	2,041	—	615	—	551	1,708	(4,915)	—

Total revenue	57,052	58,802	19,926	46,663	33,019	3,990	(4,915)	214,537
Cost of sales	(25,093)	(16,740)	(14,693)	(17,639)	(15,884)	(200)	1,166	(89,083)

Gross profit	31,959	42,062	5,233	29,024	17,135	3,790	(3,749)	125,454

Loss from operations before non-underlying items								(69,650)
Non-underlying items								9,666
Finance costs								(11,970)

Loss before tax								(71,954)
Income tax expenses								(271)

Loss for the period								(72,225)

Other segment information
Depreciation and amortization	6,726	6,748	534	4,962	2,443	105	—	21,518
Of which: Right-of-use assets	4,163	5,593	330	3,595	1,448	—	—	15,129
Other	2,563	1,155	204	1,367	995	105	—	6,389
Provisions and impairment losses	(3,610)	1,824	584	1,060	(3,099)	—	—	(3,241)

	For the six months ended June 30, 2022
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	63,949	54,261	14,504	41,924	26,969	93	—	201,700
Intra-Group sales	—	—	415	—	—	1,845	(2,260)	—

Total revenue	63,949	54,261	14,919	41,924	26,969	1,938	(2,260)	201,700
Cost of sales	(33,901)	(15,878)	(11,188)	(16,170)	(12,171)	(64)	415	(88,957)

Gross profit	30,048	38,383	3,731	25,754	14,798	1,874	(1,845)	112,743

Loss from operations before non-underlying items								(61,460)
Non-underlying items								570
Finance costs								(8,080)

Loss before tax								(68,970)
Income tax expenses								256

Loss for the period								(68,714)

Other segment information
Depreciation and amortization	5,988	7,863	516	5,247	3,377	103	—	23,094
Of which: Right-of-use assets	4,164	6,286	335	3,841	2,296	—	—	16,922
Other	1,824	1,577	181	1,406	1,081	103	—	6,172
Provisions and impairment losses	5,544	2,329	(140)	1,227	(2,437)	(23)	—	6,500

The following table summarizes non-current assets by geography at June 30, 2023 and December 31, 2022.

	At June 30,	At December 31,
	2023	2022
EMEA (1)	306,980	305,927
North America (2)	92,957	87,571
Greater China (3)	24,886	26,919
Other Asia (4)	33,316	14,188

Total non-current assets (other than deferred tax assets)	458,139	434,605

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

6.	Revenue

The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.

Breakdown of revenue by sales channel:

	For the six months ended June 30,
(Euro thousands)	2023	2022
Direct To Consumer (DTC)	121,041	115,191
Wholesale	85,446	83,611
Other	8,050	2,898

Total revenue by sales channel	214,537	201,700

Breakdown of revenue by geographic area:

	For the six months ended June 30,
(Euro thousands)	2023	2022
EMEA	103,905	98,674
North America	72,487	70,629
Greater China	26,063	22,888
Other Asia	12,082	9,509

Total revenue by geographic area	214,537	201,700

7.	Expenses by nature

	For the six months ended June 30,
(Euro thousands)	2023	2022
Personnel costs	91,602	88,284
Raw materials, consumables and finished goods used	63,632	82,133
Changes in inventories of finished goods and work in progress	2,882	(19,759)
Professional service fees	25,704	27,250
Depreciation and amortization	21,518	23,094
Freight and selling expenses	21,362	19,505
Advertising and marketing expenses	17,100	15,457
Lease expenses	13,824	9,717
Net foreign exchange losses / (gains)	8,486	(7,950)
Studies and research expenses	3,789	4,689
Office expenses	2,977	2,020
Travel expenses	2,631	1,609
Taxes and surcharges	1,796	1,066
Fair value changes on warrants	972	—
Provisions and impairment losses	(3,241)	6,500
Other	9,153	9,545

Total expenses	284,187	263,160

8.	Non-underlying items

The non-underlying items included in the consolidated income statement are as follows:

	For the six months ended June 30,
(Euro thousands)	2023	2022
Government grants	8,153	17
Net gains on disposals	1,513	553

Total non-underlying items	9,666	570

Non-underlying items included the net gains on disposals primarily related to disposal of long-term assets.

Non-underlying items included government grants primarily related to various grants and incentives given by local governments, based on the Group’s operations and developments in those regions.

9.	Finance costs

Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the six months ended June 30,
(Euro thousands)	2023	2022
Finance income
- Net foreign exchange gains	—	715
- Interest income	161	35

Total finance income	161	750

Finance expenses
- Interest expense on lease liabilities	(3,300)	(3,511)
- Interest expense on borrowings	(5,244)	(5,034)
- Net foreign exchange losses	(3,455)	—
- Other	(132)	(285)

Total finance expenses	(12,131)	(8,830)

Total finance costs - net	(11,970)	(8,080)

10.	Income tax expenses

	For the six months ended June 30,
(Euro thousands)	2023	2022
Current taxes	(497)	(208)
Deferred taxes	226	464

Income taxes	(271)	256

Breakdown of difference between statutory and effective tax rates:

The effective tax rate is as follows:

	For the six months ended June 30,
(Euro thousands)	2023	2022
Loss before tax	(71,954)	(68,970)
Total income tax (expenses) / benefits	(271)	256

Effective tax rate	(0.38%)	0.37%

11.	Loss per share

Basic and diluted loss per share were calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Net loss per share and outstanding shares of potentially dilutive securities for the six months ended June 30, 2022 have been retrospectively restated as part of the Reverse Recapitalization, which was completed on December 14, 2022. For additional information related to the Reverse Recapitalization please refer to Note 1 — General information to the Annual Consolidated Financial Statements.

Basic and diluted net loss per share attributable to ordinary shares for the six months ended June 30, 2023 and 2022 are calculated as follows (in thousands, except share and per share amounts):

	For the six months ended June 30,
(Euro thousands)	2023	2022
Net loss attributable to ordinary shares	(63,002)	(57,504)

Weighted-average shares outstanding-basic and diluted (thousand shares)	130,971	77,861

Net loss per share:
Basic and diluted (in Euro)	(0.48)	(0.74)

As the Group incurred net losses for the six months ended June 30, 2023 and 2022, basic loss per share was the same as diluted loss per share.

In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the six months ended June 30, 2023 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

(Thousand shares)	At June 30, 2023	At June 30, 2022
Warrants	31,980	—
Treasury shares	25,023	8,651
Convertible preference shares	15,000	—

Total outstanding shares of potentially dilutive securities	72,003	8,651

12.	Right-of-use assets

(Euro thousands)	Real estate	Other	Total net carrying amount
At December 31, 2022	121,002	729	121,731
Additions	16,001	115	16,116
Disposals	(2,695)	—	(2,695)
Depreciation	(14,870)	(259)	(15,129)
Impairment losses	446	—	446
Contract modifications	1,081	(32)	1,049
Net foreign exchange differences	(2,419)	(2)	(2,421)

At June 30, 2023	118,546	551	119,097

13.	Other non-current assets

(Euro thousands)	At June 30, 2023	At December 31, 2022
Deposits of rental, utility and other	11,630	11,217
Equity investments designated at fair value through profit or loss	2,645	2,375
Other	1,568	1,673

Total other non-current assets	15,843	15,265

Other non-current assets include equity investments recognized at fair value through profit or loss in accordance with IFRS 9, with changes in value recognized in profit or loss.

The change in fair value recognized through profit or loss amounted to Euro59 thousand and Euro24 thousand for the six months ended June 30, 2023 and 2022 respectively.

14.	Inventories

(Euro thousands)	At June 30, 2023	At December 31, 2022
Raw materials, ancillary materials and consumables	18,619	18,931
Work-in-progress and semi-finished products	13,076	13,446
Finished goods	83,172	76,713
Other	8	4

Total inventories	114,875	109,094

The cost of inventories recognized as an expense in cost of sales amounted to Euro89,083 thousand and Euro88,957 thousand for the six months ended June 30, 2023 and 2022 respectively.

For the six months ended June 30, 2023, the net amount of Euro2,917 thousand inventory impairment loss was reversed as the goods were sold at an amount in excess of the written-down value. For the six months ended June 30, 2022, impairment loss recognized on inventories amounted Euro4,916 thousand. The amount reversed or recognized was within cost of sales.

15.	Trade receivables

(Euro thousands)	At June 30, 2023	At December 31, 2022
Trade receivables	56,013	55,079
Loss allowance	(5,246)	(6,211)

Total trade receivables	50,767	48,868

The trade receivables are comprised essentially of receivables from wholesalers or agents, who are limited in number and with whom the Group maintains long-term relationships.

For each of the periods presented, no single customer accounted for more than 5% of the Group’s consolidated revenue. The present value of trade receivables is identical to its carrying amount.

16.	Other current assets

(Euro thousands)	At June 30, 2023	At December 31, 2022
Tax recoverable	10,935	10,164
Governmental grants	7,247	—
Prepaid expenses	5,809	6,205
Advances and payments on account to vendors	5,532	7,238
Deposits of rental, utility and other	2,017	2,055
Other	5,105	4,805

Total other current assets	36,645	30,467

17.	Cash and bank balances

(Euro thousands)	At June 30, 2023	At December 31, 2022
Cash on hand	300	391
Bank balances	30,547	91,506

Total cash and bank balances	30,847	91,897

Cash and cash equivalents include cash on hand and bank balances.

The following table provides a reconciliation of cash and cash equivalents per cash flow statement:

(Euro thousands)	At June 30, 2023	At December 31, 2022
Total cash and cash equivalents	30,847	91,897
Bank overdrafts	—	(148)

Net cash and cash equivalents per cash flow statement	30,847	91,749

18.	Borrowings

The following table provides a breakdown for non-current and current borrowings:

(Euro thousands)	Guaranteed	Secured	Unsecured	Total borrowings
At December 31, 2022	11,037	8,283	14,165	33,485
Repayments	(1,564)	(55,573)	(2,666)	(59,803)
Proceeds	—	53,163	26,871	80,034
Net foreign exchange difference	—	(164)	(1,530)	(1,694)

At June 30, 2023	9,473	5,709	36,840	52,022

Repayable:
- Within one year	3,382	5,709	7,633	16,724
- In the second year	3,365	—	4,339	7,704
- In the third year	2,726	—	15,103	17,829
- Over three years	—	—	9,765	9,765

Portion classified as current liabilities	(3,382)	(5,709)	(7,633)	(16,724)

Non-current portion	6,091	—	29,207	35,298

As at June 30, 2023, borrowings amounted to Euro9,473 thousand (December 31, 2022: Euro11,037 thousand) were guaranteed by a third party, SACE S.p.A., the Italian export credit agency.

As at June 30, 2023, borrowings amounted to Euro5,709 thousand (December 31, 2022: Euro8,283 thousand) were secured by the pledge of assets with carrying values at the end of each reporting period as follows:

(Euro thousands)	At June 30, 2023	At December 31, 2022
Pledge of assets:
- Inventories	17,886	20,333
- Property, plant and equipment	10,566	10,535
- Trade receivables	2,450	2,566
- Other current assets	2,293	2,786

Total pledge of assets	33,195	36,220

Apart from the above, certain borrowings are guaranteed by two subsidiaries, namely St. John Knits, Inc. and St. John Canada Corporation as at June 30, 2023.

The unsecured borrowings are principally used for operation of the Group.

The borrowings at rates ranging from 0.00% to 10.00% per annum.

19.	Lease liabilities

(Euro thousands)	Lease liabilities
At December 31, 2022	140,591
Additions due to new leases and store renewals	15,555
Interest expense	3,300
Repayment of lease liabilities (including interest expense)	(18,538)
Contract modifications	566
Early termination of contracts	(3,041)
Net foreign exchange differences	(2,520)

At June 30, 2023	135,913

Of which:
Non-current	103,458
Current	32,455

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

(Euro thousands)	Total contractual cash flows of lease liabilities	Year 1	Year 2	Year 3	Beyond
At June 30, 2023	154,653	38,567	31,077	24,774	60,235
At December 31, 2022	156,626	38,029	30,435	24,573	63,589

20.	Other current liabilities

(Euro thousands)	At June 30, 2023	At December 31, 2022
Financing fund	46,485	23,519
Payroll and employee benefits payables	25,274	23,443
Accrued expenses	15,070	23,336
Warrant liabilities	9,974	9,002
Tax payables	7,876	9,561
Customer advances	6,353	8,535
Due to related companies	3,563	3,158
Rental payable	316	1,063
Other	3,947	4,864

Total other current liabilities	118,858	106,481

Financing fund

Financing fund is the investment to be made by Meritz Securities Co., Ltd. (“Meritz”), a Korean incorporated investment fund in the Company. The first half of the Meritz investment in the amount of USD25 million was funded on October 20, 2022 and the remaining USD25 million was paid by Meritz on April 17, 2023.

For more information relating to financing fund, reference should be made to Note 29 — Other current liabilities to the Annual Consolidated Financial Statements.

Warrant liabilities

Breakdown for warrant liabilities:

(Euro thousands)	At June 30, 2023	At December 31, 2022
Public Warrant	6,456	5,826
Private Placement Warrant	3,518	3,176

Total warrant liabilities	9,974	9,002

As a result of Reverse Recapitalization, the Group assumed PCAC’s 20,699,969 public warrants and 11,280,000 private placement warrants, which automatically converted into warrants to purchase ordinary shares of Lanvin.

Each public warrant entitles the holder to purchase one Ordinary Share at a price of USD11.50 per share and may be exercised within 5 years from the completion of the Reverse Recapitalization. The public warrants may be redeemed by the Company:

•

at a price of USD0.01 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds USD18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder;

•

at a price of USD0.10 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds USD10.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder.

The exercise price and number of LGHL ordinary shares issuable on exercise of the public warrants, as well as the terms of redemption, may be subject to adjustments in certain circumstances, including, among other events, in the event of a share dividend, extraordinary dividend or LGHL’s recapitalization, reorganization, merger or consolidation.

Private placement warrants are identical to public warrants in all material respects, except that with respect to the private placement warrants held by the Sponsor, so long as they are held by the Sponsor or its permitted transferees, such private placement warrants (i) are not redeemable subject to limited exceptions, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder in the 30 days after the completion of the Reverse Recapitalization, (iii) may be exercised by the holders on a cashless basis, and (iv) are entitled to registration rights.

At June 30, 2023 and December 31, 2022, all of the public warrants and private placement warrants were outstanding and recognized as liabilities at fair value. For the six months ended June 30, 2023, the Group recorded warrant liabilities of Euro9,974 thousand which resulted in a gain on revaluation of Euro972 thousand.

21.	Share capital

As of June 30, 2023 and December 31, 2022, the share capital amounted to Euro110, comprising 117,319,824 fully paid-up ordinary shares and one convertible preference share with a par value of USD0.000001. Excluding the 13,651,246 treasury shares, there were 117,319,825 shares issued and outstanding June 30, 2023 and December 31, 2022.

Ordinary share

LGHL ordinary shares have a par value of USD0.000001 and are ranked equally with regard to the LGHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of LGHL ordinary shares will be entitled to one vote per share. LGHL ordinary shares are listed on NYSE under the trading symbol “LANV”.

Convertible preference share

The convertible preference share of the Company has a par value USD0.000001 per share, which is convertible into an aggregate number of up to 15,000,000 non-voting ordinary shares with a par value of USD0.000001 each and/or ordinary shares at the election of Meritz upon the occurrence of certain events.

22.	Other reserve

	Share premium	Other comprehensive income reserve		Other reserves	Total
(Euro thousands)		Cumulative translation adjustment	Re-measurement of defined benefit plans
Balance at December 31, 2022	743,501	(716)	675	19,501	762,961
Employee share-based compensation	—	—	—	1,971	1,971
Changes in ownership interest in a subsidiary without change of control	—	—	—	(4,672)	(4,672)
Capital contribution from non-controlling interests	—	—	—	2,775	2,775
Currency translation differences	—	6,854	—	—	6,854
Actuarial reserve relating to employee benefit	—	—	9	—	9

Balance at June 30, 2023	743,501	6,138	684	19,575	769,898

Balance at December 31, 2021	137,285	295	(586)	12,466	149,460
Employee share-based compensation	—	—	—	4,297	4,297
Changes in ownership interest in a subsidiary without change of control	—	—	—	93	93
Currency translation differences	—	(7,366)	—	—	(7,366)
Actuarial reserve relating to employee benefit	—	—	272	—	272

Balance at June 30, 2022	137,285	(7,071)	(314)	16,856	146,756

Other comprehensive income reserve includes the following:

•	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;

•	gains and losses on the re-measurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;

23.	Related party transactions

Transactions with related parties

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the periods:

	For the six months ended June 30,
(Euro thousands)	2023	2022
(i) Sales of goods

Handsome Corporation (1)	871	654
Itochu Corporation (1)	617	—

Total sales of goods	1,488	654

(ii) Rental expenses

Shanghai Fosun Bund Property Co., Ltd. (3)	603	606

(iii) Other service expenses

Baozun Hong Kong Investment Limited (1)	772	772

(iv) Interest expenses

Meritz Securities Co., Ltd. (1)	2,209	—
Shanghai Fosun High Technology (Group) Co., Ltd. (2)	517	284
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	101	98
Fosun International Limited (1)	—	3,169

Total interest expenses	2,827	3,551

(v) Proceeds of shareholder loan

Meritz Securities Co., Ltd.	46,538	—
Fosun International Limited	—	44,472
Shanghai Fosun High Technology (Group) Co., Ltd.	—	2,782
Shanghai Fosun High Technology Group Finance Co., Ltd.	—	2,045

Total proceeds of shareholder loan	46,538	49,299

(vi) Repayments of shareholder loan

Shanghai Fosun High Technology Group Finance Co., Ltd.	2,007	169

(vii) Purchase of trademarks

Itochu Corporation	26,672	—

(viii)Royalty received in advance
Itochu Corporation	4,731	—

Balances with related parties

(Euro thousands)	At June 30, 2023	At December 31, 2022
(i) Trade receivables

Itochu Corporation	617	—

(ii) Other current assets

Fosun International Limited	257	263

(iii) Borrowings

Meritz Securities Co., Ltd.	23,782	—
Shanghai Fosun High Technology (Group) Co., Ltd.	9,765	10,363
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,796	3,803

Total borrowings	35,343	14,166

(iv) Other current liabilities

Meritz Securities Co., Ltd.	46,485	23,519
Shanghai Fosun High Technology (Group) Co., Ltd.	1,637	1,216
Shanghai Fosun Bund Property Co., Ltd.	1,322	770
Baozun Hong Kong Investment Limited	588	1,138
Fosun International Limited	13	26
Shanghai Fosun High Technology Group Finance Co., Ltd.	3	8

Total other current liabilities	50,048	26,677

(v) Other non-current liabilities

Itochu Corporation	4,731	—

Notes:

(1)	One of the shareholders of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	Joint venture of Fosun International Limited.

24.	Subsequent events

The Group has evaluated subsequent events through August 30, 2023 which is the date of the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:

St. John Mexico operations transition plan

On May 11, 2023, a St. John Mexico operations transition plan was approved by the Board of Directors of St. John Knits lnternational, Incorporated, a Delaware corporation (“SJKI”) and St. John Knits, Inc. a wholly-owned subsidiary of SJKI (“SJK” and together with SJKI, the “Corporations”). The Board deems it in the best interest of the Corporations and of their subsidiary, St. John de Mexico S.A “SJMexico”) to proceed with the transition plan recommended by St. John Management to the Board which concerns a wind-down of the operations of the manufacturing facility property owned by SJMexico. On around July 3, 2023, SJK management informed SJMexico and its employees that the Mexico factory would cease production. The layoff is in progress in order, and the production cessation is expected to be completed by early September 2023. The SJK management is assessing and exploring the opportunities for the sale or lease of the factory. After the production cessation, the manufacturing which used to be in the scope of SJMexico is planned to be outsourced to third parties. The factory will maintain a minimum headcount for security and accounting/annual audit purposes etc till the end of the year.

Shareholder Loan

On August 29, 2023, Fosun International Limited committed to offer Lanvin Group Holdings Limited and its subsidiaries their continuing support as a key stakeholder by, subject to terms and conditions to be mutually agreed, providing equity/debt capital of up to USD20 million by way of immediately available cash by October 31, 2023.